Eight Dragons Co.
                              211 West Wall Street
                                Midland, TX 79701


August 19, 2008

Ethan Horowitz, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

     Re: Eight Dragons Co.
         Form 10K-SB for Fiscal Year Ended
         December 31, 2007
         Filed February 1, 2008
         File No. 000-28453

Dear Mr. Horowitz,

This is in response to your July 17, 2008 letter with respect to the above referenced Form 10K-SB for Eight Dragons Co. Attached for your convenience is an amended Form 10K-SB for fiscal year ended December 31, 2007 which amendment relates solely to Item 8A of said Form 10K-SB. Item 8A has been revised in response to your comment regarding management's assessment of internal control of financial reporting as of year ended December 31, 2007.

The Company acknowledges:

     * The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Eight Dragons Co.


By: /s/ Glenn A. Little
   --------------------------------
   Glenn A. Little, President